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[LETTERHEAD OF WATCHTELL, LIPTON, ROSEN & KATZ]

April 26, 2006

VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	NYSE Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 14, 2006 File No. 333-132390

Dear Mr. Schiffman:

        On behalf of NYSE Group, Inc. ("NYSE Group" or the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that appeared in Mr. Schiffman's letter, dated April 21, 2006, with respect to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

        With this letter, NYSE Group is filing Amendment No. 2 ("Amendment No. 2") to its Registration Statement on Form S-1 (the "Registration Statement"). All page references in the responses set forth below are to the pages of Amendment No. 2. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group and the NYSE

General

1.
We note your response to comment 6 from our letter dated April 5, 2006 and also your disclosure that Regulation NMS will impose significant changes to the formula used to calculate each market center's share of market data revenue. Please revise to clearly describe how each source of revenue and component of expense identified for NYSE and Archipelago in management's discussion and analysis of financial condition and results of operations will be affected by Regulation NMS.

  Response:    The Company has updated its response on page 46 to include additional disclosure on the impact of Regulation NMS. As the Company is not sure of the impact due to the complexity of the rules and how the markets will react, it cannot specifically quantify amounts on either revenues or expenses. The Company has noted this uncertainty in the disclosure of its sources of revenue for market data and trading fees.

Membership Fees, page 44

2.
We note your response to comment 4 from our letter dated April 5, 2006. Please revise to disclose the approximate amount of revenue you expect to receive from the auction of trading licenses which will be valid from March 7, 2006 through the end of 2006 and how you will recognize the revenue.

  Response:    The Company has updated its response on page 48 to disclose the approximate amount of revenue it expects to receive from the auction of trading licenses, which are valid from March 8, 2006 to the end of 2006 and how it will recognize the revenue.

3.
Please revise to explain how and why this new revenue stream was created.

  Response:    The Company has revised page 48 to disclose why the license revenue stream was created.

Income Taxes, page 52

4.
We note your response to comment 13 from our letter dated April 5, 2006 and your disclosure regarding the write-down of a deferred tax asset. Please revise to disclose the nature of the deferred tax asset and why you wrote it down.

  Response:    The Company has updated its response on page 57 to disclose the nature of the deferred tax asset and why it was written down.

New York Stock Exchange, Inc. Financial Statements

Consolidated Statements of Income, page F-8

5.
We note your response to comment 25 from our letter dated April 5, 2006. You propose to prospectively present section 31 fees as an expense and not as a reduction of revenues. We believe Rule 5-03 of Regulation S-X requires you to present section 31 fees as an operating expense and not as a reduction of revenues; therefore please revise your statements of income for the periods presented.

  Response:    The Company has updated its statements of income and related MD&A tables for the periods presented to show section 31 fees as operating expenses and not as a reduction to revenues.

6.
We note your response to comment 25 from our letter dated April 5, 2006. Please revise your statements of income for the periods presented to present separately as non-operating income (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income, with material amounts included in miscellaneous other income separately presented in the income statement or in the notes to your financial statements.

  Response:    The Company has updated the statements of income for the periods presented to show separately as non-operating income (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income, with material amounts included in miscellaneous other income separately presented in the notes to the Company's financial statements.

7.
We understand that you currently include tax credits in revenue. Please tell us the nature of these tax credits and whether you believe that these tax credits represent revenue. If you believe that these tax credits do not represent revenue, please reclassify to the income statement line item you believe is appropriate. Please provide us an analysis that supports your determination of the timing, recognition, and presentation of your tax credits and cite the authoritative literature on which you rely.

  Response:    The Company has updated its statements of income for the periods presented to classify its investment tax credits as part of its income tax provision. The Company recorded the tax credits in accordance with SFAS No. 5, gain contingencies. SFAS No. 5, paragraph 1, states "a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency")....to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability." Additionally, in accordance with paragraph 17(a), "contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization." As the timing, review and approval of the tax credits by the relevant jurisdiction was uncertain, the Company recorded the gain upon receipt of the tax credits, in accordance with gain contingency accounting under SFAS No. 5.

8.
Please revise to provide clearer disclosure in MD&A and the footnotes to your financial statements regarding the amount and nature of these tax credits.

  Response:    The Company has provided additional disclosure in MD&A and the footnotes of its financial statements on pages 57 and F-35 regarding the amount and nature of these tax credits.

9.
We understand that you currently include insurance proceeds in revenue. Please tell us the nature of these insurance proceeds and whether you believe that these proceeds represent revenue. If you believe that these proceeds do not represent revenue, please reclassify to the income statement line item you believe is appropriate. Please provide us an analysis that supports your determination of the timing, recognition, and presentation of your insurance proceeds and cite the authoritative literature on which you rely.

  Response:    The Company has reclassified insurance proceeds, which are related typically to recoveries of legal expenses based on its insurance coverage, as well as September 11, 2001 loss and business interruption coverage, to show them as non-operating income. The Company records its insurance proceeds in accordance with SFAS No. 5, gain contingencies. SFAS No. 5, paragraph 1, states "a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency")....to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability." Additionally, in accordance with paragraph 17(a), "contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization." As the outcome of the Company's insurers' review of a particular claim is uncertain, the Company records the gain upon receipt of the insurance proceeds, in accordance with gain contingency accounting under SFAS No. 5.

10.
Please revise to provide clearer disclosure in MD&A and the footnotes to your financial statements regarding the amount and nature of these insurance proceeds.

  Response:    The Company has provided additional disclosure in MD&A and the footnotes of its financial statements on pages 50 and F-35 regarding the amount and nature of these insurance proceeds.

11.
We note your responses to comments 9, 10, and 25 from our letter dated April 5, 2006. You state that you consider the collection of fines as an integral part of NYSE Regulation's compliance oversight and operating activity, but that the frequency in which fines may be levied and their amount will vary based upon the actions of participants on the NYSE and NYSE Arca. FASB Concept Statement 6 describes revenues as resulting from the ongoing activities being provided, for example rendering services, and contrasts revenues with gains which result from events and circumstances largely beyond an entity's control. As the amount and frequency of your assessment of fines is based on the actions of the participants of the NYSE and NYSE Arca, and not on any activities within your control, we believe that these fines represent gains. Please revise your statements of income for the periods presented to present regulatory fines outside of revenues. If the amounts are material to income, please present separately in the income statement or in the notes to your financial statements.

  Response:    The Company notes the Staff's comment regarding fine income and the suggestion that this income be presented outside of revenue. The Company respectfully disagrees with this presentation for the following reasons:

    (i)
    FASB Concept Statement 6 notes "Revenues represent actual or expected cash inflows that have occurred or will eventuate as a result of the entity's ongoing major or central operations." Regulation is an ongoing and central activity of NYSE Group, with a budget for revenues, including fine income. The NYSE has created the infrastructure to execute this function and generate the revenue stream, which is different from a gain contingency, such as insurance proceeds, as discussed in response 9 above. This has been a recurring revenue stream of NYSE Group. The Company does not consider fine income to be "from peripheral or incidental transactions" as it is the result of ongoing and central activity of NYSE Group. The connotation of an incidental transaction is one that does not recur year after year, which is not true for fine income. Further, while the participants of NYSE and NYSE Arca who may be fined may not be known based on experience and ongoing regulation activities, the Company knows there will be a certain amount earned.

    (ii)
    The SEC required that the regulatory arm be self-funded, and fine income is one input to that self-funding.

    (iii)
    There are other organizations that have fine or other revenue sources by analogy that are considered operating income (credit card late charges, for example).

  As a result, the Company continues to present fine income in revenues, and included it as part of regulatory revenue on the statement of income.

12.
We note your response to comment 25 from our letter dated April 5, 2006. You state that there are no significant direct costs applicable to the generation of revenues and that your current presentation is consistent with how you manage your business. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately; therefore, please revise your statements of income for the periods presented. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

  Response:    Management has conducted an in-depth analysis with the concurrence of our independent registered public accounting firm. While the Company understands that Rule 5-03 may require the presentation of cost of services and selling, general and administrative expenses separately distinguishing between direct and indirect cost of services, the Company believes that the single-step form of income statement is the best presentation of its results of operations based on how the Company manages its business and how it presents its results to shareholders and the investment community. The Company does not manage or report to a gross margin or a contribution similar to a manufacturing company; the Company manages and reports the collective results of its services based on its business model.

  Under the single-step form of income statement, the Company places all of its revenues and gains that are identified as operating items first on the income statement, followed by all expenses and losses identified as operating items. The difference between total revenues and total expenses represents operating income. If there are any non-operating, irregular, or extraordinary items, they will be presented below operating income.

  The Company has enjoyed an open communication with the Staff. The Company appreciates the Staff's recognition that timely completion of its secondary offering is critical and, accordingly, the Company brings the following items to the Staff's attention:

  The Company has not established nor does it maintain financial systems that would support a reliable allocation between direct and indirect costs of services. The allocation methodologies would be subjective and would require significant additional work internally and by the Company's independent registered public accounting firm to ensure compliance with Section 404 of the Sarbanes-Oxley Act; rendering an audit opinion on such allocations could be very difficult, time consuming and costly.

  In addition, as the Company has been focusing on its compliance efforts with respect to Section 404 of the Sarbanes-Oxley Act, the Company believes that finding ways to mitigate the subjectivity of its accounting estimates is a key to building strong internal controls over financial reporting.

  As a result of the merger, Archipelago's independent public registered accounting firm, Ernst & Young, LLP, has resigned effective March 7th, 2006. Any audit work in relation to Archipelago's historical financial information would require the Company to re-engage Ernst & Young, LLP.

  In order to address the specific aspects of Rule 5-03 that the Staff's comment raises, the Company would have to invest significant time, effort and expense to create reliable methodologies and the financial systems to appropriately identify, allocate and report on such information.

  The Company plans to hold its shareholders' meeting on June 1, 2006 and must print its annual report on Form 10-K shortly to comply with proxy rules and regulations.

  The Company has not been able to identify any registrant in its industry which presents cost of services and selling, general and administrative expenses separately with an allocation of direct and indirect cost of services. In the Company's survey of companies in other industries, the Company has identified only one registrant that presents revenues as a single line item, followed by costs of services provided, depreciation and amortization, and selling, general and administrative expenses to arrive at operating income. While the Company understands that such presentation may comply with Rule 5-03, the Company believes that a presentation that increases the aggregation of expenses would in the case of NYSE Group be detrimental to the Company's ability to effectively communicate its financial results and would result in less transparency in the specific line items that drives the Company's revenues and expenses.

  The Company notes that the Nasdaq Stock Market, Inc., has announced that it is in the process of pricing a primary offering of 18.5 million shares of its common stock. The Company believes that this pricing will take place on Thursday April 27, 2006. Like the other registrants in our industry, Nasdaq's income statement does not follow the presentation the Staff's comment suggests may be required by Rule 5-03 of Regulation S-X.

  In 2004 for example, the NYSE dedicated a significant amount of time with both internal resources and external consultants on an initiative that partially configured its Oracle Financial Systems to handle certain internal financial allocations. This initiative took over nine months to develop and implement and cost over $1.0 million in consulting fees. At the time this partial configuration was completed, NYSE concluded the Oracle General Ledger Application did not serve as an adequate platform for the related financial allocations and it did not provide the end users with the flexibility they needed to modify allocation rules to reflect changes in NYSE's business environment. For these reasons, NYSE discontinued the use of this developed functionality.

  In order to conduct a comprehensive allocation of its expenses and address the specific aspects of Rule 5-03 that the Staff's comment raises, NYSE Group would have to individually assess each of its approximately 200 cost centers and over 350 general ledger expense accounts. This assessment would be to obtain financial information that is detailed enough to allow management to present with a high degree of comfort the amounts in the consolidated financial statements. In addition, it would have to provide what the Company believes would be adequate information to allow its independent registered public accounting firm to render an audit opinion on these allocations. This process would have to be repeatable and reliable. This process also would also include a significant amount of management judgment and estimates.

  Management understands the Staff's focus on seeking an appropriate presentation under Rule 5-03, and the Company intends to continue to work cooperatively with the Staff in this regard.

13.
Please tell us why you believe it is appropriate to include Archipelago merger and related exit costs in one line item in your statements of income when it appears that the natures of the costs included in that line item overlap with other categories of expenses you report. Please revise your presentation if appropriate.

  Response:    The Company believes that the effect of unusual and infrequently occurring transactions and events that are material to the operating results for the period should be reported separately as a component of pretax income from continuing operations on the face of the statement of income.

  Because of the significance of expenses incurred by the NYSE for the year ended December 31, 2005 in relation to the merger with Archipelago, management decided to create a separate line item in the income statement. By doing so, the Company did not imply that the nature of costs reported on this line would have no overlap with other categories of expenses. Rather, management intended to highlight the fact that the results of operations for the year ended December 31, 2005 included material, unusual and infrequent transactions. A discussion of the expense components and their respective amount is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Statements of Cash Flows, page F-10

14.
We note your response to comment 26 from our letter dated April 5, 2006. Unless gross purchases and sales of investments are considered individually immaterial or have short maturities, we believe that SFAS 95 requires gross reporting. Please revise to present gross cash flows related to your investment activity. Refer to paragraphs 15-17 of SFAS 95, as amended.

  Response:    The Company has revised its disclosure to present gross cash flows related to its investment activity on its statement of cash flows on page F-10.

Notes to the Consolidated Financial Statements

General

15.
We note you recognized exit costs during 2005; however, we do not see the disclosures required by SFAS 146 in the notes to the consolidated financial statements. Please revise to provide the disclosures required by paragraph 20 of SFAS 146.

  Response:    The Company has previously included certain disclosures required by paragraph 20 of SFAS 146 in Note 12, Other Employee Benefit Plans. Such disclosures have been included in Note 3, Merger with Archipelago Holdings, Inc.

Archipelago Holdings Inc. Financial Statements

Consolidated Statement of Operations, page F-42

16.
We believe that Rule 5-03 of Regulation S-X requires you to present section 31 fees as an operating expense and not as a reduction of revenues; therefore, please revise your statements of operations for the periods presented.

  Response:    The Company has revised Archipelago's income statement to present Section 31 fees as an operating expense.

17.
We note your response to comment 32 from our letter dated April 5, 2006. You state that Archipelago has not attempted to allocate indirect costs of services associated with employee compensation, communications expenses, occupancy costs or other potential indirect expenses. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately and that it does not distinguish between direct and indirect cost of services; therefore, please revise your statements of operations for the periods presented. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

  Response:    Please refer to our response to comment 12.

18.
We do not believe that it is appropriate to provide a gross margin caption and subtotal when that margin does not include all related costs of the service revenue. Please revise to remove your gross margin caption and subtotal from the statements of operations and to remove references to gross margin throughout the filing.

  Response:    The Company has revised Archipelago's income statement to remove the gross margin caption and subtotal, as well as to remove references to gross margin throughout the registration statement.

19.
Please tell us why you believe it is appropriate to include NYSE merger costs and related executive compensation in one line item in your statements of operations when it appears that the natures of the costs included in that line item overlap with other categories of expenses you report. Please revise your presentation if appropriate.

  Response:    Archipelago's management believes that the effect of unusual and infrequently occurring transactions and events that are material to the operating results for the period should be reported separately as a component of pretax income from continuing operations on the face of the income statement.

  Because of the significance of expenses incurred by Archipelago for the year ended December 31, 2005 in relation to the merger with the NYSE, management decided to create a separate line item in the income statement. By doing so, the Company did not imply that the nature of costs reported on this line would have no overlap with other categories of expenses. Rather, management intended to highlight the fact that the results of operations for the year ended December 31, 2005 included material, unusual and infrequent transactions. A discussion of the expense components and their respective amount is included in Archipelago's Management's Discussion and Analysis of Financial Condition and Results of Operations.

20.
Please provide us with an analysis of the components of the interest and other, net line item in your statements of operations for the periods presented and tell us how your presentation is consistent with Rules 5-03.7 and 5-03.9 of Regulation S-X. Please revise your presentation as necessary to comply with Rules 5-03.7 and 5-03.9 of Regulation S-X.

  Response:    Archipelago's interest and other, net line item consisted of the following (dollars in thousands):

	For the year ended December 31,
	2005	2004	2003
Investment income	$4,250	$1,549	$453
Misc. other income, net	208	31	203

	$4,458	$1,580	$656

  The Company believes that this presentation is consistent with Rule 5-03.7 and 5-03.9 of Regulation S-X.

21.
Please tell us how you considered EITF 99-19 in presenting the activity assessment fee cash flows received from equity trading permit holders and then remitted to PCX Equities on a net basis in periods prior to Archipelago's acquisition of PCX Holdings.

  Response:    Under its exclusive right to operate as the equity trading facility of PCX Equities, Inc. ("PCX Equities"), Archipelago was responsible for billing activity assessment fees to equity trading permit holders. Prior to Archipelago's acquisition of PCX Holdings, PCX Equities remained the self-regulatory organization and was responsible for the semiannual remittance of Section 31 fees. Upon the completion of Archipelago's acquisition of PCX Holdings, Archipelago began to gross up its activity assessment fees and Section 31 fees in its income statement. However, in its balance sheet and its cash flow statement, Archipelago had historically grossed up the activity assessment fees billed to equity trading permit holders and Section 31 fees transferred to PCX Equities for remittance to the SEC.

*    *    *

Please contact the undersigned at (212) 403-1327 or my colleague David Lam at (212) 403-1394 with any questions regarding this matter.

Very truly yours,
/s/ DAVID C. KARP David C. Karp

Enclosures

cc:	Gregory Dundas Mike Volley Donald Walker Securities and Exchange Commission John A. Thain Richard P. Bernard, Esq. NYSE Group, Inc. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP

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